SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2003

Commission file number: 0-18892

MAYNE GROUP LIMITED

(Translation of Registrant’s Name Into English)

Mayne Group House

21/390 St Kilda Road

Melbourne, Victoria 3004

Australia

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)    Form 20-F  ☒    Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)    Yes  ☐    No  ☒.

(If “Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

Media Releases / Announcements:

Exhibit 1 – Completion of Geelong Private Hospital sale

Exhibit 2 – Correction of issued capital

Exhibit 3 – Completion of Mosman Private Hospital sale

Exhibit 4 – Completion of National Capital Private Hospital sale

Exhibit 5 – Mayne to acquire worldwide paclitaxel business

Exhibit 6 – Preliminary Final Report – Financial Year ended 30 June 2003

Exhibit 7 – Mayne reports full year results

Exhibit 8 – Information compendium for the 12 months to 30 June 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAYNE GROUP LIMITED

By:	/s/ Karen Kee
	Name:	Karen Kee
	Title:	Company Secretary

Date: 3 October 2003